Registration statement no.: 333-114367

___________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

_________________________

FORM  T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

___________________________________________

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

________________________________________

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650

(State of incorporation

(I.R.S. employer

if not a national bank)

identification No.)

1111 Polaris Parkway

Columbus, Ohio

43271

(Address of principal executive offices)

(Zip Code)

Pauline E. Higgins

Vice President and Assistant General Counsel

JPMorgan Chase Bank, National Association

707 Travis Street, 4th Floor North

Houston, Texas 77002

Tel:  (713) 216-1436

(Name, address and telephone number of agent for service)

____________________________________________

Key Consumer Receivables LLC

(Exact name of obligor as specified in its charter)

                 Delaware

34-1938746

 (State or other jurisdiction of

  (I.R.S. employer

incorporation or organization)

   identification No.)

Key Tower

127 Public Square

Cleveland, OH

44114

(Address of principal executive offices)

(Zip Code)

2005-A Asset Backed Notes and Certificates

 (Title of the indenture securities)

GENERAL

Item 1.

General Information.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.

Affiliations with the Obligor and Guarantors.

If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.

List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

                1.                 A copy of  the Articles of Association of  JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-114367 which is incorporated by reference).

               2.                   A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-114367 which is incorporated by reference).

               3.                  None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

                4.                 A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-114367 which is incorporated by reference).

5.                  Not applicable.

6.                 The consent of the Trustee required by Section 321(b) of the Act.

(see Exhibit  6  to Form T-1 filed in connection with Registration Statement No. 333-114367 which is incorporated by reference).

               7.                 A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8.                Not applicable.

9.                Not applicable.

SIGNATURE

   Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee,  JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on 11th day of October, 2005.

                                                    JPMORGAN CHASE BANK, N.A.

By

/s/ Michael A. Smith

/s/ Michael A. Smith

    Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank, N.A.

of 1111 Polaris Parkway, Columbus, Ohio 43271

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business June 30, 2005, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts

   ASSETS

  in Millions

Cash and balances due from depository institutions:

Noninterest-bearing balances and

currency and coin .....................................................………

$  33,595

Interest-bearing balances ..........................................………

9,074

Securities:

Held to maturity securities.................................................………

92

Available for sale securities...............................................………

  46,530

Federal funds sold and securities purchased under

agreements to resell ..................................................……….

Federal funds sold in domestic offices

             27,359

Securities purchased under agreements to resell

           162,222

Loans and lease financing receivables:

Loans and leases held for sale……………………………….

   28,317

Loans and leases, net of unearned income     $348,961

Less: Allowance for loan and lease losses           4,676

Loans and leases, net of unearned income and

allowance ...............................................…………………….                                 344,285

Trading Assets ..................................................................……….                                  231,417

Premises and fixed assets (including capitalized leases).................                                     8,360

Other real estate owned .....................................................………                                         142

Investments in unconsolidated subsidiaries and

associated companies.................................................………                                         818

Customers’ liability to this bank on acceptances

outstanding ................................................................………                                         549

Intangible assets

        Goodwill…………………………………………………….

23,432

        Other Intangible assets………………………………………

9,440

Other assets ......................................................................……….

47,481

TOTAL ASSETS ..............................................................………

$973,113

                                                                                                  ==========

LIABILITIES

Deposits

In domestic offices ...................................................……………….                    $383,950

Noninterest-bearing ..................................... $141,374

Interest-bearing ..........................................     242,576

In foreign offices, Edge and Agreement

subsidiaries and IBF's .......................................................................                     145,247

     Noninterest-bearing……......................             $   7,348

Interest-bearing ....................................           137,899

Federal funds purchased and securities sold under agree-

ments to repurchase:

Federal funds purchased in domestic offices                                                               8,743

Securities sold under agreements to repurchase                                                         93,698

Trading liabilities .................................................................…………….                       117,933

Other borrowed money (includes mortgage indebtedness

and obligations under capitalized leases)……………………………                        79,495

Bank's liability on acceptances executed and outstanding………………..                             549

Subordinated notes and debentures ...................................……………….

17,982

Other liabilities ......................................................................…………….

40,922

TOTAL LIABILITIES ................................................................…………

888,519

Minority Interest in consolidated subsidiaries …………………………….

 1,426

EQUITY CAPITAL

Perpetual preferred stock and related surplus……………………………..

0

Common stock ......................................................................……………..

1,785

Surplus  (exclude all surplus related to preferred stock).………………….

58,838

Retained earnings……………………………………………………                                 22,718

Accumulated other comprehensive income…………………………….                               (173)

Other equity capital components………………………………………….                               0

TOTAL EQUITY CAPITAL ......................................................…………

  83,168

______

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL

$973,113

     ==========

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has

been prepared in conformance with the instructions issued

by the appropriate Federal regulatory authority and is true

to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness

of this Report of Condition and declare that it has been

examined by us, and to the best of our knowledge and

belief has been prepared in conformance with the in-

structions issued by the appropriate Federal regulatory

authority and is true and correct.

WILLIAM B. HARRISON, JR. )

JAMES DIMON

) DIRECTORS

MICHAEL J. CAVANAGH      )